Exhibit 99.1

NOTICE TO SHAREHOLDERS REGARDING
PROXY STATEMENT FOR THE SPECIAL GENERAL MEETING OF
SHAREHOLDERS SCHEDULED FOR FEBRUARY 27, 2025

On January 22, 2025, G. Willi-Food International Ltd. (the “Company”) furnished to the Securities and Exchange Commission a Form 6-K containing a Notice and Proxy Statement in connection with the Company’s Special General Meeting of Shareholders scheduled for February 27, 2025 (the “Proxy Statement”).  Due to a typographical error, the reference to the “Record Date” on the first page of the Proxy Statement (Notice of Special General Meeting of Shareholders) should read “Tuesday, January 21, 2025” instead of “Tuesday, January 23, 2025”.